Ex99.1

Routemaster Announces Termination of $2 Million Private   Placement

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, Feb. 14, 2020 -- Routemaster Capital Inc. (TSXV: RM) (“Routemaster” or the “Company”) Routemaster announces that, further to the press releases dated October 9, 2019, November 27, 2019 and December 31, 2019, it has decided to terminate the proposed $2 million private placement of units of the Company.

About Routemaster Capital Inc.:
Routemaster Capital Inc. is a Canadian investment company that carries on business with the objective of enhancing shareholder value.

For further information, please contact:
James Lanthier
President and Chief Executive Officer Tel: +1 (416) 861-1685

FORWARD LOOKING STATEMENTS: This news release contains certain forward-looking statements. These statements are subject to a number of risks and uncertainties. Actual results may differ materially from results contemplated by the forward- looking statements. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and should not place undue reliance on such forward-looking statements. The Company does not undertake to update any forward looking statements, oral or written, made by itself or on its behalf, except as required by applicable law.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.